UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67428/July 13, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14910

In the Matter of	:	
	:	
FASHION FANTASIA CO.,	:	ORDER MAKING FINDINGS AND
FEDDERS CORP.	:	REVOKING REGISTRATIONS
(n/k/a FC LIQUIDATING, INC.),	:	BY DEFAULT
FIFTH DIMENSION, INC.,	:	
FISCHEL HOLDINGS, INC.,	:	
FORTUNATA, INC.,	:	
GCA II ACQUISITION CORP., and	:	
GCA III ACQUISITION CORP.	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on June 6, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Fashion Fantasia Co. (Fashion Fantasia), Fedders Corp. (n/k/a FC Liquidating, Inc.) (Fedders), Fifth Dimension, Inc. (Fifth Dimension), Fischel Holdings, Inc. (Fischel Holdings), Fortunata, Inc. (Fortunata), GCA II Acquisition Corp. (GCA II), and GCA III Acquisition Corp. (GCA III) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The OIP was served on each Respondent on June 7, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. To date, no Respondent has filed an Answer, which was due within ten days after service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b). On June 22, 2012, each Respondent was ordered to show cause by July 5, 2012, why the proceeding should not be determined against it. To date, no Respondent has shown cause.

Each Respondent is in default because it failed to file an Answer and has not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations of the OIP to be true.

Fashion Fantasia (CIK No. 1438205) is a New Jersey corporation located in East Brunswick, New Jersey, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). Fashion Fantasia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $27,000 for the prior nine months.

Fedders (CIK No. 744106) is a delinquent Delaware corporation located in Liberty Corner, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fedders is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2007, which reported a net loss of over $31 million for the prior six months. On August 22, 2007, Fedders filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on March 22, 2011.

Fifth Dimension (CIK No. 35522) is a New Jersey corporation located in Trenton, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fifth Dimension is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1998, which reported a net loss of over $443,000 for the prior six months. On January 6, 1998, Fifth Dimension filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, which was converted to Chapter 7, and the case was terminated on March 10, 2009.

Fischel Holdings (CIK No. 1374223) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fischel Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 29, 2006, which reported a net loss of $421 for the period between its May 10, 2006, inception and June 30, 2006.

Fortunata (CIK No. 1144466) is a permanently revoked Nevada corporation located in Rocky Point, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fortunata is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 7, 2002, which reported a net loss of over $12,000 for the twelve-month period ended December 31, 2001.

GCA II (CIK No. 1379394) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GCA II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2008.

GCA III (CIK No. 1379395) is a void Delaware corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GCA II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2007, which reported a net loss of over $7,000 for the prior six months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, each Respondent has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of each Respondent.

ORDER

It is ORDERED, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Fashion Fantasia Co., Fedders Corp. (n/k/a FC Liquidating, Inc.), Fifth Dimension, Inc., Fischel Holdings, Inc., Fortunata, Inc., GCA II Acquisition Corp., and GCA III Acquisition Corp. is revoked.

_____
Cameron Elliot
Administrative Law Judge